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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*


                            Morgan FunShares, Inc.
                               (Name of Issuer)

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                                 Common Stock
                        (Title of Class of Securities)

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                                  617343108
                                (CUSIP Number)

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                            John F. Ballard, Esq.
                    Buckingham, Doolittle & Burroughs, LLP
                      One Cleveland Center - Suite 1700
                              1375 E. 9th Street
                             Cleveland, OH 44114
                                (216) 621-5300
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

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                                March 6, 2003
           (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. [_]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                  (Cover Page continued on following pages)

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CUSIP No. 617343108              SCHEDULE 13D                 Page  2   of  12
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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 617343108              SCHEDULE 13D                 Page  3   of  12
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (entities only)

         Patrick J. Weschler*


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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]   (b) [ ]
         (See Instructions)

         N/A


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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS (See Instructions)

         OO*

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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

         N/A
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

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CUSIP No. 617343108              SCHEDULE 13D                 Page  4   of  12
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                     7.       SOLE VOTING POWER
 NUMBER OF                    0*
   SHARES            ----------------------------------------------------------
BENEFICIALLY
  OWNED BY           8.       SHARED VOTING POWER
    EACH                      580,000*
 REPORTING           ----------------------------------------------------------
   PERSON
    WITH             9.       SOLE DISPOSITIVE POWER
                              0*

                     ----------------------------------------------------------

                     10.      SHARED DISPOSITIVE POWER
                              580,000*


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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         580,000*


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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [ ]

         N/A
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.3%


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14.      TYPE OF REPORTING PERSON*

         IN

* See Note 1.
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CUSIP No. 617343108              SCHEDULE 13D                 Page  5   of  12
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (entities only)

         Robert P. Drew*


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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]   (b) [ ]
         (See Instructions)

         N/A


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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS (See Instructions)

         OO*

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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

         N/A
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

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CUSIP No. 617343108              SCHEDULE 13D                 Page  6   of  12
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                     7.       SOLE VOTING POWER
 NUMBER OF                    0*
   SHARES            ----------------------------------------------------------
BENEFICIALLY
  OWNED BY           8.       SHARED VOTING POWER
    EACH                      580,000*
 REPORTING           ----------------------------------------------------------
   PERSON
    WITH             9.       SOLE DISPOSITIVE POWER
                              0*

                     ----------------------------------------------------------

                     10.      SHARED DISPOSITIVE POWER
                              580,000*


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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         580,000*


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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [ ]

         N/A
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.3%


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14.      TYPE OF REPORTING PERSON*

         IN

* See Note 1.
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CUSIP No. 617343108              SCHEDULE 13D                 Page  7   of  12
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Note 1. On March 12, 2003, the Reporting Person (defined below) was qualified as a Co-Executor of the Estate of Burton D. Morgan (the "Estate").  The
Estate, due to the death of Mr. Burton D. Morgan on March 6, 2003, acquired by operation of law 580,000 shares of Common Stock of Morgan FunShares, Inc. As a Co-Executor, the Reporting Person was deemed to have acquired the beneficial ownership of Common Stock that are owned of record by the Estate. Reporting Persons share voting and dispositive power over the 580,000 shares held by the Estate and disclaim beneficial ownership pursuant to Rule 13d-4 of the Exchange Act.

*SEE INSTRUCTIONS BEFORE FILLING OUT!   INCLUDE BOTH SIDES OF THE COVER PAGE,
RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, $0.10 par value (the "Common Stock"), of Morgan FunShares, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 28601 Chagrin Boulevard, Cleveland, Ohio 44122.

Item 2.  Identity and Background

         This statement is being jointly filed by Patrick J. Weschler and Robert P. Drew. The foregoing persons are referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information given by the other Reporting Person. By their signatures on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person. Certain information regarding the Reporting Person is set forth below:

         (a)-(c) Name and Business Addresses and Principal Occupation and
Employment:

         Patrick J. Weschler

         Patrick J. Weschler is an attorney (shareholder) with the law firm of Buckingham Doolittle & Burroughs, LLP and Mr. Weschler's business address and such firm's address is 50 S. Main Street, Akron, Ohio 44309-1500.

         Robert P. Drew

         Robert P. Drew is a certified public accountant (CPA). His business address is 10 West Streetsboro Street, Hudson, Ohio 44236.

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CUSIP No. 617343108              SCHEDULE 13D                 Page  8   of  12
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         (d)-(e) None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship. Each of the Reporting Persons is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         This Schedule 13D is being filed as a result of Mr. Burton D. Morgan's death. The securities were acquired by the Estate by operation of law upon the death of Mr. Morgan. Therefore, this item is not applicable.

Item 4.  Purpose of Transaction

         The securities were acquired by the Estate as a result of Mr. Burton
D. Morgan's death. On March 12, 2003, Reporting Person was qualified as a Co-Executor of the Estate and therefore was deemed to have acquired the beneficial ownership of the Common Stock owned of record by the Estate. Pursuant to Rule 13d-4 of the Exchange Act, each Reporting Person disclaims the beneficial ownership of those shares of Common Stock.

         The Estate does not have any plans or proposals that relate to or would result in any of the following actions:

         (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, other than the distribution of Common Stock of the Estate to the heirs and legatees of the decedent.

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;


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CUSIP No. 617343108              SCHEDULE 13D                 Page  9  of  12
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         (g)      changes in the Issuer's charter, by-laws or instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)      any action similar to any of those enumerated above.

         However, in keeping with his fiduciary duty as a Co-Executor of the Estate, Reporting Person may make proposals or recommendations to the Issuer's Board of Directors and Executive Committee that could involve the foregoing actions from time to time.

Item 5.  Interest in Securities of the Issuer

         (a)-(b) The Estate of Burton D. Morgan beneficially owns 580,000 shares of Common Stock, or approximately 49.3% of the outstanding Common Stock of the Issuer. Reporting Persons may be deemed to be the beneficial owner of 580,000 shares as Co-Executors of the Estate and as such the Reporting Persons share voting and dispositive power over these 580,000 shares. Pursuant to Rule 13d-4 of the Exchange Act, Reporting Persons disclaim the beneficial ownership of the 580,000 shares owned of record by the Estate.

         (c) During the past sixty days, Reporting Person has not effected any transaction involving the Common Stock of the Issuer.

         (d) The Estate has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the 580,000 shares owed of record by the Estate and reported herein as beneficially owned by the Estate, and this interest relates to more than 5% of the class of Common Stocks believed to be outstanding.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7. Materials to be Filed as Exhibits

         1.       Exhibit A- Joint Filing Agreement


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CUSIP No. 617343108              SCHEDULE 13D                 Page  10   of  12
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         After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this Schedule 13D is true, complete and correct.



                                             Date:  March 14, 2003

                                             By: /s/ Patrick J. Weschler
                                                -------------------------------
                                                      Patrick J. Weschler


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CUSIP No. 617343108              SCHEDULE 13D                 Page  11  of  12
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         After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this Schedule 13D is true, complete and correct.



                                             Date:  March 14, 2003

                                             By: /s/ Robert P. Drew
                                                --------------------------------
                                                         Robert P. Drew



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CUSIP No. 617343108              SCHEDULE 13D                 Page  12  of  12
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EXHIBIT A

         Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

         Each of the undersigned hereby agrees to be included in the filing of the Schedule 13D, dated March 14, 2003, with respect to the Common Stocks of Morgan FunShares, Inc. beneficially owned by the Estate of Burton D. Morgan.



                                         Dated March 14, 2003


                                         By: /s/ Patrick J. Weschler
                                             ---------------------------------
                                              Patrick J. Weschler, Co-Executor


                                         By: /s/ Robert P. Drew
                                             ---------------------------------
                                              Robert P. Drew, Co-Executor